

14030198

mk

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanderlin Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5170 Sanderlin Avenue, Suite 102
(No. and Street)

Memphis	TN	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan Mayfield 901.685.8881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds, Bone & Griesbeck PLC PCAOB# 3028
(Name – if individual, state last, first, middle name)

5100 Wheelis Drive, Ste. 300	Memphis	TN	38117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/14

OATH OR AFFIRMATION

I, Matthew Kamler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanderlin Securities, L.L.C., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

My Commission Expires: October 18, 2014


MARJORIE WHITNEY
STATE
OF
TENNESSEE
NOTARY
PUBLIC
SHELBY COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANDERLIN SECURITIES, L.L.C.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

SANDERLIN SECURITIES, L.L.C.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013

TABLE OF CONTENTS

Sanderlin Securities, L.L.C.
December 31, 2013

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Sanderlin Securities, L.L.C.
Memphis, Tennessee

We have audited the accompanying financial statements of Sanderlin Securities, L.L.C., a Tennessee limited liability company, (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanderlin Securities, L.L.C. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Reynolds, Bone & Griesbeck PLC

February 6, 2014

STATEMENT OF FINANCIAL CONDITION

Sanderlin Securities, L.L.C.
December 31, 2013

ASSETS

Cash	$ 79,279
Deposits with clearing broker	1,550,890
Municipal securities owned	1,326,883
Accrued interest receivable	17,122
Furniture and equipment, net	4,753
Other	15,284
Total assets	$ 2,994,211

LIABILITIES AND MEMBERS' EQUITY

Due to clearing broker	$ 1,255,039
Accounts payable and accrued expenses	22,624
Total liabilities	1,277,663
Members' equity	1,716,548
Total liabilities and members' equity	$ 2,994,211

See notes to financial statements.

STATEMENT OF INCOME

Sanderlin Securities, L.L.C
Year Ended December 31, 2013

Revenues	
Trading profits	$ 514,979
Interest income	45,129
	560,108
Expenses	
Employee compensation and benefits	254,088
Communications and information services	52,623
Clearing fees	90,331
Regulatory fees	5,897
Occupancy	19,386
Management fees	33,996
Other operating expenses	38,743
	495,064
Income before state income tax	65,044
State income tax	5,119
Net income	$ 59,925

See notes to financial statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Sanderlin Securities, L.L.C.
Year Ended December 31, 2013

Balance at December 31, 2012	$ 2,361,568
Capital contributions	16,356
Capital withdrawals	(721,301)
Net income	59,925
Balance at December 31, 2013	$ 1,716,548

See notes to financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Sanderlin Securities, L.L.C.
Year Ended December 31, 2013

Subordinated liabilities at December 31, 2012	$ -
No activity during year	-
Subordinated liabilities at December 31, 2013	$ -

See notes to financial statements.

STATEMENT OF CASH FLOWS

Sanderlin Securities, L.L.C.
Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$ 59,925
Adjustments to reconcile net income to cash provided by operating activities	
Depreciation and amortization	1,386
Changes in operating assets and liabilities	
Deposits with clearing broker	678,094
Municipal securities owned	322,174
Accrued interest receivable	(1,903)
Other assets	(5,744)
Due to clearing broker	(296,634)
Accounts payable and accrued expenses	1,482
Net cash provided by operating activities	758,780
Investing activity - purchase of equipment	(3,503)
Financing activities	
Capital contributions	16,356
Capital withdrawals	(721,301)
Net cash used for financing activities	(704,945)
Net increase in cash	50,332
Cash at beginning of year	28,947
Cash at end of year	$ 79,279
Supplemental cash flow disclosures:	
Cash paid for state income tax	$ 14,669

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sanderlin Securities, L.L.C. (the Company), a Tennessee limited liability company, operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company began operations as a registered broker-dealer on January 29, 2001.

The Company has an agreement (Clearing Agreement) with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Clearing Agreement may be cancelled by either party 45 days after receipt of written notice.

Limited Liability Company/Income Taxes

The financial statements include only those assets, liabilities and results of operations that relate to the business of Sanderlin Securities, L.L.C. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the members' individual activities.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

As a limited liability company, the net income of the Company is not subject to federal income tax. The members report the net income of the Company on their personal income tax returns.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company accounts for uncertain tax positions in accordance with generally accepted accounting principles (GAAP). No amounts have been recognized or disclosed related to uncertain tax positions. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other operating expense, respectively. Income tax returns for 2010 and subsequent years are subject to examination by taxing authorities.

Continued

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Material estimates, that are particularly susceptible to significant change in the near future, relate to the determination of fair value of municipal securities owned.

The fair value of municipal securities is obtained by management from third party providers. These valuations are subject to fluctuations caused by current market conditions and other matters. It is reasonably possible that the fair value of municipal securities could change materially in the near term.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation and amortization are computed using accelerated methods over the estimated useful lives of the assets.

Securities Transactions

In the ordinary course of business, the Company purchases municipal securities from other dealers for its own account. The securities are then sold to other dealers or to certain members of the Company and their related interests. All of the Company's securities transactions are recorded on the trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Municipal securities owned are carried at estimated fair value. Changes in fair value are included in trading profits in the statement of income.

Fair Value of Assets and Liabilities

GAAP defines fair value and establishes a framework for measuring fair value. Fair value measurements apply to financial assets and liabilities recognized at fair value on a recurring basis or nonrecurring basis, as well as to non-financial assets and liabilities which are re-measured at least annually.

Continued

GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable market data, when available, and minimizes the use of unobservable inputs when determining fair value. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions about the assumptions market participants would use in pricing an asset or liability based on the best information available in the circumstances.

Assets and liabilities measured at fair value are grouped into three broad levels based on the reliability of valuation inputs used to determine fair value as follows:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices included in Level 1 that are observable for assets or liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and modeling techniques based on inputs that are observable for the assets or liabilities.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions that market participants would use in pricing the assets or liabilities.

The availability of observable inputs varies from product to product and is affected by a variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Subsequent Events

Management has reviewed events occurring through February 6, 2014, the date the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure in the financial statements.

Continued

2. DUE TO CLEARING BROKER

The Company clears all transactions through a clearing broker on a fully disclosed basis. The amount payable to the clearing broker relates to these transactions and is collateralized by securities owned by the Company.

3. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$ 13,727
Less accumulated depreciation and amortization	8,974
	$ 4,753

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $1,555,603, which was $1,455,603 in excess of its required net capital of $100,000. The Company's net capital ratio was .0145 to 1.

5. RELATED PARTY TRANSACTIONS

Salary payments to members in 2013 totaled $165,498.

The Company leases office space from a related entity under an agreement expiring February 2014. The Company has the option to renew the lease for one additional one-year period beginning March 1, 2014. Rent expense paid during 2013 was $18,000. The Company paid accounting fees and management fees to the same entity of $8,595 and $33,996, respectively, during 2013.

6. OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Continued

7. FAIR VALUE MEASUREMENTS

The financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 are as follows:

	Level 1	Level 2	Level 3	Fair Value
Municipal securities owned	$ -	$ 1,326,883	$ -	$ 1,326,883

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I

Sanderlin Securities, L.L.C.
December 31, 2013

NET CAPITAL	
Total members' equity	$ 1,716,548
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	1,716,548
Deductions and/or charges for nonallowable assets:	
Certain deposits with clearing broker	52,423
Accrued interest receivable	17,122
Furniture and equipment, net	4,753
Other assets	15,284
	89,582
Net capital before haircuts on securities positions	1,626,966
Haircuts on municipal securities	(71,363)
Net capital	$ 1,555,603
AGGREGATE INDEBTEDNESS COMPUTATION	
Liabilities from statement of financial condition - accounts payable and accrued expenses	$ 22,624
Total aggregate indebtedness	$ 22,624
Percentage of aggregate indebtedness to net capital	1.45%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 100,000
Excess net capital	$ 1,455,603
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 1,435,603

No material differences exist between the above computation of net capital under rule 15c3-1 and that filed with the Company's unaudited December 31, 2013 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
SCHEDULE II

Sanderlin Securities, L.L.C.
December 31, 2013

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
SCHEDULE III

Sanderlin Securities, L.L.C.
December 31, 2013

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Sanderlin Securities, L.L.C.
Memphis, Tennessee

In planning and performing our audit of the financial statements of Sanderlin Securities, L.L.C. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
Fax 901-683-5482
Telephone 901-682-2431
www.rbgcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds, Bone & Griesbeck PLC

February 6, 2014

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Sanderlin Securities, L.L.C.
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Sanderlin Securities, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sanderlin Securities, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sanderlin Securities, L.L.C.'s management is responsible for the Sanderlin Securities, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
Fax 901-683-5482
Telephone 901-682-2431
www.rbgcpa.com

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds, Bone & Griesbeck PLC

February 6, 2014

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS

Sanderlin Securities, L.L.C.
Year Ended December 31, 2013

General assessment per Form SIPC -7	$	1,215
Payments per Form SIPC -7		
July 22, 2013	$	507
January 24, 2014		708
	$	1,215